Exhibit 12.1

MTS Systems Corporation
Computation of Ratio of Earnings to Fixed Charges
(Dollars in thousands)

	Fiscal Year Ended
	September 28, 2013	September 27, 2014	October 3, 2015	October 1, 2016	September 30, 2017
Ratio of Earnings to Fixed Charges (1)	33.38	21.16	19.89	3.97	1.71

Reconciliation
Income from continuing operations before taxes	$79,254	$58,443	$59,172	$33,512	$23,798
Fixed charges	2,448	2,899	3,133	11,277	33,720
Earnings for computation	$81,702	$61,342	$62,305	$44,789	$57,518

Fixed charges
Interest on indebtedness and amortization of debt discount	591	1,003	1,204	8,926	31,218
Interest expense on rental expense (1/3 rent)	1,857	1,896	1,929	2,351	2,502
Total fixed charges	$2,448	$2,899	$3,133	$11,277	$33,720
Lease expense	5,570	5,687	5,787	7,053	7,506
Interest income	(257)	(311)	(409)	(437)	(397)
Interest expense	591	1,003	1,204	8,926	31,218
Net interest	$334	$692	$795	$8,489	$30,821

(1) For the purposes of calculating the ratio of earnings to fixed charges, “earnings” consists of income (loss) from continuing operations before income taxes, fixed charges and amortization of capitalized interest, but excludes equity method investment earnings and capitalized interest. “Fixed charges” consists of (i) interest on indebtedness, whether expensed or capitalized, (ii) that portion of rental expense which we believe to be representative of interest (one-third of rental expense) and (iii) amortization of debt discount and expense.